NINE ENERGY SERVICE, INC.

16945 Northchase Drive, Suite 1600

Houston, Texas 77060

(281) 730-5100

May 19, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nine Energy Service, Inc.

Registration Statement on Form S-1

Filed May 2, 2017

File No. 333-217601

Ladies and Gentlemen:

Set forth below are the responses of Nine Energy Service, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2017, with respect to the Registration Statement on Form S-1, File No. 333-217601, filed with the Commission on May 2, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (“Filing No. 2”) via EDGAR. We have hand-delivered three copies of this letter as well as three copies of Filing No. 2 marked to show all revisions made since the initial public filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Filing No. 2 unless otherwise specified.

General

1.	Please include the information that Securities Act Rule 430A does not permit you to omit. For example, you omit tabular information at page 130 regarding selling stockholders and beneficial ownership.

RESPONSE:

The Company and its shareholders are still in the process of determining which, if any, shareholders will participate in the Company’s initial public offering (the “Offering”) as selling shareholders and expects to include any selling shareholders and beneficial ownership

Securities and Exchange Commission

May 19, 2017

information in a subsequent amendment. The Company also expects to supplementally provide for the Staff’s review certain pages of the Registration Statement containing the expected offering terms of the Offering, including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of common stock to be offered and the total number of shares of common stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A.

The Company confirms that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information, including the information set forth in the supplemental submission referenced above, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended.

Risk Factors, page 24

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could prohibit, restrict or limit hydraulic fracturing operations, page 35

2.	Please revise to eliminate the last two sentences of the second paragraph of this risk factor, as they mitigate the risk you discuss.

RESPONSE:

The Company acknowledges the Staff’s comment and has deleted the last two sentences of the second paragraph of this risk factor. Please see page 36 of Filing No. 2.

Selected Historical Combined Financial Data, page 57

Non-GAAP Financial Measures, page 59

3.	We note your response to prior comment five and are not in a position to agree that these costs should be characterized as non-recurring. Please refer to Question 102.03 of the Non-GAAP Financial Measures C&DI, and revise your disclosure to comply with the guidance in Item 10(e)(ii)(B) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the definition of Adjusted EBITDA to remove references to restructuring costs as “non-recurring” and instead to describe such expenses as a cost that is not reflective of the ongoing performance of the Company’s business. Please see pages 20, 59 and 65 of Filing No. 2.

Securities and Exchange Commission

May 19, 2017

4.	We note from your response to prior comment six that “all other non-FLSA litigation and settlement expenses that are associated with the Company’s operations and considered ordinary course litigation are not excluded when arriving at Adjusted EBITDA.” It remains unclear why the charges and settlements described in your response are “outside the ordinary course of business” and are excluded from the measure of Adjusted EBITDA. Please advise and revise your disclosure as necessary.

RESPONSE:

We respectfully submit that, unlike other legal fees and settlement costs, the legal fee and settlement costs attendant to Company’s agreement to settle putative collective action lawsuits related to the Fair Labor Standards Act (“FLSA”) and state wage law claims (collectively, the “FLSA Litigation” and such fees and costs, the “FLSA Litigation Expense”) in 2016 are outside the ordinary course of business and not reflective of the ongoing performance of our business. Unlike legal fees, settlement costs and other expenses relating to our other legal proceedings (for which we do not adjust when calculating Adjusted EBITDA), as discussed in more detail below, the FLSA Litigation Expense is not an ordinary expense associated with the Company’s core business, operations or provision of services to its customers and thus not reflective of the ongoing performance of the Company’s business. As a result, after reviewing and taking into account the guidance provided in the Non-GAAP Compliance & Disclosure Interpretations issued on May 17, 2016, particularly Questions 100.01 and 102.03, we believe the FLSA Litigation Expense adjustment is appropriate and does not cause our Adjusted EBITDA measure to be misleading. We believe that adjusting for the FLSA Litigation Expense and other expenses and charges that are not reflective of our ongoing performance of our business allows us and our investors to more effectively evaluate our operating performance and analyze trends within our business.

In the ordinary course of business, we are involved, from time to time, in a variety of legal proceedings. These legal proceedings that regularly occur in the course of our business generally relate to personal injury, workers’ compensation, contractual matters and other commercial claims. In 2014, 2015 and 2016 and for the three months ended March 31, 2017, we incurred non-FLSA legal fees, settlement costs and other litigation-related expenses of $0.8 million, $2.7 million, $1.2 million and $0.2 million, respectively. Because such claims, unlike the FLSA Litigation, are not clearly outside the ordinary course of business, in calculating Adjusted EBITDA and our other non-GAAP measures, we have not made an adjustment for the legal fees, settlement costs and other expenses associated with such claims.

By contrast, we do not believe that FLSA Litigation costs were ordinary course or necessary to operate the Company’s business and we do not believe are indicative of current or future performance. The FLSA Litigation expense resulted from fees and settlements attendant to ten lawsuits, the first of which was initiated in March 2015. Prior to that lawsuit, the Company had not been party to any FLSA lawsuits, let alone any such lawsuits styled as collective actions. Indeed, approximately 12 months prior to the first lawsuit within the FLSA Litigation, the Company’s subsidiary CDK Perforating LLC (“CDK”) was the subject of an investigation by a representative of the U.S. Department of Labor Wage and Hour Division, and the investigation (which involved some of the same job titles at issue in the FLSA Litigation) resulted in no penalties and found no FLSA violations.

The Company is no longer affiliated with one of the subsidiaries whose practices were subject of the FLSA Litigation; it has made changes to the FLSA classification of one of the

Securities and Exchange Commission

May 19, 2017

positions that was at issue in the FLSA Litigation; changes to equipment have been made that should address one of the FLSA exemptions at issue; and the Company has appealed an adverse determination from one of the matters (involving only two plaintiffs) within the FLSA Litigation, as it believes that the classification of Cementer Service Supervisors as exempt from the FLSA is customary in the business and in compliance with applicable law. Further, the 2016 implementation of an arbitration program applicable to all Company employees makes it so that, absent a change of law or successful challenges to particular arbitration agreements, the Company does not currently anticipate future class- or collective action litigation arising from wage- or employment-related claims. Accordingly, we believe that the FLSA Litigation resulted in expenses that are not normal, recurring or necessary to the continued operation of the Company’s business and, thus, adjusting for the FLSA Litigation Expense is appropriate and provides investors with a meaningful picture of the ongoing performance of our business.

5.	We note you present the non-GAAP measures, EBITDA and Adjusted EBITDA for the six months ended June 30, 2014 and December 31, 2014. Please clarify why you are presenting these measures for periods that do not correspond to your financial reporting periods.

RESPONSE:

We believe that our results for the year ended December 31, 2014 are meaningful for investors as they show the profitability of our business in a higher demand environment characterized by higher commodity prices. However, as we note in footnote 1 on pages 19, 21, 58-59 and 60, we closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results. Given the timing of the closing of these acquisitions, their results are substantially reflected in the six months ended December 31, 2014 as that period includes six months of results from Dak-Tana Wireline, Crest Pumping Technologies and RedZone Coil Tubing and the results of Big Lake Services, LLC from August 29, 2014 through December 31, 2014. In order to provide investors with a representative period of the profitability of our business in a high demand environment including the impact of each of these 2014 acquisitions, we have included our total combined revenues, net income (loss) and Adjusted EBITDA for the six months ended December 31, 2014 and, for comparative purposes, we have also provided investors with the same information for the six months ended June 30, 2014. We have added additional disclosure in footnote (1) on pages 21 and 60 to explain why we have provided certain selected information for the six months ended June 30, 2014 and December 31, 2014.

Securities and Exchange Commission

May 19, 2017

Executive Compensation, page 112

Narrative Disclosure to Summary Compensation Table, page 113

Employment Agreements, page 113

6.	We note that you have filed a “Form of Nine Energy Service, Inc. Employment Agreement for Executives” as Exhibit 10.15. Please file your executed employment agreements with Ms. Fox, Mr. Crombie, and Mr. Morgan. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the executed employment agreements with Ms. Fox, Mr. Crombie and Mr. Morgan have been filed as Exhibits 10.15, 10.16 and 10.18, respectively, to Filing No. 2. We have also filed as Exhibits 10.17 and 10.19 the executed employment agreements with our two other executive officers.

Financial Statements

General

7.	Please update your financial statements and related information in the registration statement to comply with the guidance in Rule 3-12 of Regulation S-X.

RESPONSE:

The Company has updated the Registration Statement in accordance with this comment. Please see pages F-2 through F-23 of Filing No. 2.

Oral Comment

1.	On May 16, 2017, in a telephone conversation with the Staff, it was noted that if the offering size will be based on total dollar amount and not number of shares being offering, please advise us how the executed legality opinion will reflect total size in number of shares.

RESPONSE:

The Company respectfully advises the Staff that the Registration Statement will be amended prior to effectiveness to reflect an offering size based on the number of shares being offered. At this time, the Company has not yet determined the offering size.

*        *        *         *        *

Securities and Exchange Commission

May 19, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

NINE ENERGY SERVICE, INC.

By:	/s/ Ann G. Fox
Name:	Ann G. Fox
Title:	President and Chief Executive Officer

Enclosures

cc:	Theodore R. Moore, Senior Vice President and General Counsel, Nine Energy Service, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.

Lanchi D. Huynh, Vinson & Elkins L.L.P.

Matthew R. Pacey, Kirkland & Ellis LLP

Justin F. Hoffman, Kirkland & Ellis LLP